October 18, 2018

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Electronics and Machinery
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ameri Holdings, Inc.
Amendment No. 1 Registration Statement on Form S-1
Filed September 25, 2018
File No. 333-227011

Ladies and Gentlemen:

On behalf of Ameri Holdings, Inc., a Delaware corporation (the “Company”), we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission (the “SEC”) responses to the comments received from the staff of the SEC in its comment letter dated October 17, 2018 with respect to Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), for the resale of common stock of the Company.

As set forth below, certain responses in this letter include revisions to the Registration Statement, which is anticipated to be filed with the SEC promptly following the time we hear back from the SEC regarding our responses to the comments in this letter, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), as Amendment No. 2 (the “Second Amendment”) to the Registration Statement. Any capitalized terms used but not defined herein shall have the meaning ascribed to such term in the Amendment.

As previously communicated to the SEC staff, the Company is working to clear all comments to the Registration Statement and have it declared effective on or before October 23, 2018 in order to comply with certain contractual obligations and avoid significant monetary damages.

A courtesy copy of this letter is being provided directly to the staff for its convenience (attention: Tim Buchmiller).

October 18, 2018 Page 2
To facilitate the staff’s review, the SEC’s comments are reproduced before each of the Company’s responses thereto.  All page numbers referred to in the responses in this letter correspond to the page numbers of the Amendment.

Amendment No. 1 to Form S-1 filed September 25, 2018

Private Placement, page 3

1.
Please expand your response to prior comment 2 to clearly show us your calculations that result in the number of shares registered for sale. Also show us how the total number of shares in the "Number of Shares Offered if No Adjustments are Made" column on page 35 was determined.

Response:  The maximum number of shares issuable pursuant to the Private Placement transaction documents, and thus the maximum number of shares registered for resale, was calculated using the minimum price per share of $0.29 with respect to (i) the total number of shares that are issuable under the Purchase Agreements taking into consideration the pre-funded Warrants that will give effect to the Price Adjustment, and (ii) the total number of Warrant Shares issuable upon exercise of the Purchaser Warrants (taking into consideration the effect of the Price Adjustment) and the Placement Agent Warrants (which do not get adjusted for any change in the Company’s stock price). Accordingly, (A) the maximum number of shares of common stock issuable under the Purchase Agreements is $6,600,000 (the total Private Placement consideration) divided by $0.29 (the floor price), which equals 22,758,621 shares, (B) the maximum number of shares of common stock issuable under the Warrants and the Placement Agent Warrants is equal to the sum of (i) the warrant coverage of 80% of the shares purchased (80% x 22,758,621 = 18,206,897) and (ii) 150,000 shares of stock that are issuable under the warrant given to the placement agent as part of its consideration for its services, resulting in an aggregate of 18,356,897, and (C) the aggregate maximum number of shares issuable in the transaction is 22,758,621 + 18,356,897 = 41,115,518.

The Company registered the maximum number of shares potentially issuable pursuant to the private placement warrants, which provide for adjustment of the number of shares ultimately issuable based on changes in the Company’s stock price, to ensure that all shares to be issued pursuant to the private placement warrants are registered. While the Company does not anticipate that its stock price will fall as low as the $0.29 “floor price” set forth in the Private Placement transaction documents and described in the Registration Statement, the Company believes it was appropriate to register an amount of shares consistent with the fixed floor price, which is not subject to change for any reason.

The Company confirms that the first Price Adjustment event (stockholder approval of the Private Placement) has occurred, and the Company’s stock price has remained above $1.11 since the closing of the Private Placement.  The sooner the Registration Statement goes effective, the less likely the Company’s stock price will decline and result in additional shares being issuable pursuant to the adjustable Warrants.

October 18, 2018 Page 3
In response to the SEC’s comment regarding how the total number of shares in the “Number of Shares Offered if No Adjustments are Made” column on page 35 was determined, the Company notes that the number of shares held by each selling stockholders in such column is equal to the number of shares held by such stockholder prior to registration of their shares for resale, because if the Company’s stock price sustained a price of $1.50 or higher for the six trading days after each Price Adjustment event, then the mechanism for adjustment of the number of shares issuable under the Warrants would not be triggered and the selling stockholders would not hold any additional shares than what they received pursuant to the Purchase Agreements and Warrants at Closing. The Company also notes that under no circumstance does the number of shares issuable under the Placement Agent Warrant change, as it does not have a Price Adjustment (as noted on page 5 of the Amendment).

2.
We note your response to prior comments 2 and 3. It appears that the terms of the unregistered transaction, including the terms of the warrants and the pre-funded warrants, operate in substance to postpone until after effectiveness the determination of the number of shares and the price per share to be issued to the selling stockholders. Therefore, it remains unclear why it is appropriate to register the shares that are not yet outstanding for resale at this time. Please revise, or provide us your analysis of relevant authority on which you rely to conclude that the unregistered transaction is complete under these circumstances.

Response:  The Company respectfully believes that the registration of the resale of the shares issuable to the selling stockholders upon exercise of the Warrants (including the pre-funded warrants and the Placement Agent Warrant) is appropriate and permitted under securities rules.

The Company believes the registration of the resale of the Warrant Shares is akin to the registration of convertible or exchangeable securities issued through a PIPE transaction. In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the convertible security itself to the investor, and the investor is at market risk at the time of filing of the resale registration statement. Securities Act Compliance and Disclosure Interpretations Question 139.11 (“CD&I 139.11”) states that an investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration or at any subsequent date under the PIPE analysis. Additionally, there can be no conditions to closing that are within an investor’s control, such as a due diligence or finance closing condition.

The Company and the selling stockholders completed the Private Placement upon the execution of the Purchase Agreements, resulting in gross proceeds to the Company of $6,600,000 and the selling stockholders receiving as many shares at the closing as was possible without violating Nasdaq share issuance limitations, with the as yet unissuable shares purchased subject to a prefunded warrant. The non-pre-funded Warrants were issued to the selling stockholders (other than the Placement Agent, which was issued as part of the Placement Agent’s compensation for its services and does not have a Price Adjustment) to provide the Company with the opportunity to receive additional proceeds upon the exercise of such Warrants while providing protection for the value of such selling stockholders’ investment through the Price Adjustment.

October 18, 2018 Page 4
Similar to a PIPE transaction contemplated by CD&I 139.11, Company common stock and the Warrants were issued pursuant to a Section 4(2) exempt transaction in which the terms of the issuance of the common stock and exercise of the Warrants for the Warrant Shares have been established with the number of Warrant Shares issuable upon exercise of the Warrants limited by a floor price. While the number of Warrant Shares and the exercise price of the Warrants is subject to change based on the market price of the Company’s common stock following certain events, the floor price is the fixed price limit regardless of whether the Company’s stock price falls below the floor, the number of shares issuable at the floor price is known and being registered and the Private Placement consideration is fixed and has been paid.  The Price Adjustment mechanic allows the Company to issue fewer shares than in an alternative transaction pursuant to which the Company would have issued the maximum number of shares without any conditions at closing, which clearly would have been worse for the Company and its stockholders. Moreover, the selling stockholders cannot revoke their investment even if there are adverse developments impacting the Company, which, if such events had occurred prior to the closing of the Private Placement, would have resulted in the selling stockholders declining to participate in the Private Placement.

There is no investment decision left to be made with respect to the acquisition of the common stock and Warrants by the selling stockholders and thus the selling stockholders are “irrevocably bound” to the terms and conditions set forth in the Purchase Agreements, the Warrants and the Registration Rights Agreement executed in connection with the Private Placement. Further, the selling stockholders have assumed the risk that the Company’s common stock will remain above the floor price and, given the historical limited trading volume for the Company’s common stock, as a practical matter, the selling stockholders will continue to bear the risk of a significant portion of their investment for a more extended period of time than would be the case for a more actively traded security.

The Company will receive the same aggregate exercise proceeds from the exercise of the Warrants, notwithstanding the Price Adjustment due to an exercise price reset included in the non-pre-funded Warrants. Thus, since the closing of the Private Placement, the proceeds to be received pursuant to the Private Placement transaction documents has been fixed, and the number of shares ultimately issuable to the selling stockholders and the Placement Agent at the closing and pursuant to the Warrants was also fixed by the floor price. Even if the Warrant Shares issuable pursuant to the Warrants are adjusted, the maximum number of shares issuable cannot be changed, the selling stockholders will continue to hold warrants representing approximately 80% of the shares intended to be purchased pursuant to the Purchase Agreements.  There are no further investment decisions to be made by the selling stockholders, all conditions to closing the Private Placement were satisfied at the time the selling stockholders provided funds in exchange for common stock and the Warrants, the offering of the Company’s stock has been completed, the selling stockholders cannot terminate or rescind the Private Placement and there is no “put” to be exercised by the Company, up to 20% of the outstanding shares of the Company’s stock were issued to and held by the selling stockholders prior to the filing of the Registration Statement and all security holders who would be issued Warrant Shares in upon exercise of the Warrants have been named in the Registration Statement.

October 18, 2018 Page 5
Please note that the staff in the past has permitted the resale of securities issuable pursuant to adjustable warrants held by selling stockholders. See Genprex, Inc., registration statement on Form S-1 (File No. 333-225090), declared effective on July 26, 2018, and Arcadia Biosciences, Inc., registration statement on Form S-3 (File No. 333-224893), declared effective on June 8, 2018.  Knowing that similar transactions had been completed by other companies, the Company determined that such transactions represented an efficient way for it to raise capital in a relatively short time frame and is eager for the Registration Statement to be cleared and declared effective so as to resolve the number of shares issuable pursuant to the Warrants, which it believes will be far less than the maximum subject to registration, as the Company’s stock price continues to remain significantly above the floor price. Accordingly, the Company respectfully submits that there is nothing about the circumstances of the sale of the common stock and Warrants that indicates that the Private Placement was anything other than it appears to be — a bona fide private placement of securities with sophisticated investors designed to meet the Company’s funding requirements.

Principal and Selling Stockholders, page 34

3.
Please clarify the fourth bullet point in your response to prior comment 4 given that your placement agent appears to be a selling stockholder. Also, please expand your response regarding short positions so that it is not limited to the period ending upon public announcement of the unregistered transaction.

Response:  In response to the staff’s comment, the Second Amendment will include additional disclosure in the “Principal and Selling Stockholders” section clarifying that the placement agent is a FINRA and SEC-registered broker-dealer and received a warrant (which is not subject to adjustment for changes to the Company’s stock price) solely as compensation for acting as the placement agent in the Company’s private placement, and thus the placement agent was not, and is not, an underwriter for the shares underlying the warrant which are being registered for resale pursuant to the Registration Statement.

The Company also confirms that the each selling stockholder represented to the Company that no short sales were entered into, or would be entered into, from such time as such selling stockholder obtained knowledge that the Company was contemplating a private placement until such time as the purchased securities of the Company had been registered with the SEC pursuant to an effective registration statement or could otherwise be transferred pursuant to Rule 144 of the Securities Act.

Incorporation of Information by Reference, page 40

4.
We note your response to prior comment 5. If you are eligible to incorporate by reference and choose to do so, please list in the documents incorporated by reference all proxy or information statements filed pursuant to Section 14 of the Exchange Act since December 31, 2017.

October 18, 2018 Page 6
Response:  As requested by the staff, the Second Amendment will add to the list of documents incorporated by reference all preliminary proxies filed pursuant to Section 14 of the Exchange Act since December 31, 2017, as well as all other periodic reports filed by the Company since the last Amendment.

Signatures, page II-8

5.	We note your response to prior comment 7. Please include with your filing the power of attorney that grants authority to the attorney-in-fact who signed your registration statement.

Response:  In response to this comment, the Company confirms that the signature page to the Second Amendment will be set forth a power of attorney and be signed by each director of the Company and each of the Company’s Chief Executive Officer and Chief Financial Officer.

The Company hereby acknowledges that (i) should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the Registration Statement; (ii) the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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Should any member of the SEC’s staff have any questions or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me at (212) 451-2289 or Jason Cabico at (212) 451-2395.

Very truly yours,

/s/ Adam W. Finerman

Adam W. Finerman

cc:	Mr. Brent Kelton
Mr. Barry Kostiner